

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2012

Via E-mail
Mr. Roy M. Whitehead
President and Chief Executive Officer
Washington Federal, Inc.
425 Pike Street
Seattle, WA 98101

> **Re:** **Washington Federal, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed November 18, 2011**
> **File No. 001-34654**

Dear Mr. Whitehead:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Proxy Statement

Corporate Governance, page 13

General

1.   Your Form 10-K should include the information required in answer to Item 407(d)(5) of Regulation S-K. Refer to Item 10 of Form 10-K and please advise.

<u>Executive Compensation</u>

<u>Compensation Discussion and Analysis</u>

<u>Elements of Compensation, page 19</u>

<u>General</u>

2.   Please expand your discussion to provide additional analysis of the effect of individual performance on compensation. We note that your disclosure suggests that it is considered by the Committee in determining base salary and annual incentive compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney